

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 9, 2010

David Cheng Lee
President and Director
Golden Century Resources Limited
Suite 1200, 1000 N. West Street
Wilmington, Delaware 19801

> **Re:**   **Golden Century Resources Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 0-52842**

Dear Mr. Lee:

We have reviewed your responses and amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q/A#2 and FORM 10-Q/A#3 FOR THE QUARTER ENDED SEPTEMBER 30, 2009

General

1.   Please further amend your Form 10-Q/A for the quarter ended September 30, 2009 to comprehensively present all of the required disclosures related to your restated financial statements. Specifically, your Form 10-Q/A should include Item 1, Item 2 and Item 4T. In providing these items, ensure your Management's Discussion and Analysis appropriately identifies the restated periods and your

assessment of disclosure controls and procedures disclosures are updated in light of the restatements. Additionally provide updated certifications.

Note 2. n) Summary of Significant Accounting Policies – Stock-based Compensation, page F-7

2.   We note you refer to ASC 718 as it relates to shares issued to third parties. Please reassess your accounting for the consulting agreement in light of ASC 505-50—Equity-Based Payments to Non-Employees. In light of the fact that the shares have yet to be issued, specifically address the guidance in ASC 505-50-25-7 in determining the issuance date as well as ASC 505-50-30 in determining the measurement date for this transaction.

3.   Please disclose how you determined that the $500,000 mineral property acquisition deposit should be classified as a short-term asset. Please tell us supplementally and revise your disclosures to address how you determined that such amount is recoverable.

FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2009

Note 5. Commitments, page F-8

4.   We note your disclosure in Note 5(b) that you "issued" shares for consulting services, yet $1,135,440 fair value of these shares this amount remains in accrued liabilities. Notwithstanding the comment above regarding the appropriateness of your accounting for this transaction, please revise your disclosure to clarify, if true, that these shares have yet to be issued.

Note 6. Common Stock, page F-9

5.   Given that you have not yet issued the 820,000 shares of common stock subscribed at $1.00 per share, please address the appropriateness of classifying the $710,000 net proceeds you received within equity rather than as a liability.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant